Exhibit 12

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


                       Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
 ----------------------------------------------------------------------------------------

                                  (in millions)


                                                      First
                                                      Half                      For the Years Ended December 31
                                                     --------------- ------------------------------------------------------------
                                                        2000         1999         1998         1997         1996        1995
                                                        ----         ----         ----         ----         ----        ----
Earnings
--------
  Income before income taxes                          $ 5,251      $ 9,854      $24,280      $10,124      $ 6,189    $ 6,335
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                          23          (12)          87          141           75        205
  Adjusted fixed charges a/                             5,353        9,381        9,161       10,896       10,785     10,520
                                                      -------      -------      -------      -------      -------    -------
    Earnings                                          $10,627      $19,223      $33,528      $21,161      $17,049    $17,060
                                                      =======      =======      =======      =======      =======    =======
Combined Fixed Charges and
 Preferred Stock Dividends
 -------------------------
  Interest expense b/                                 $ 5,188      $ 9,065      $ 8,881      $10,559      $10,450    $10,088
  Interest portion of rental expense c/                   136          258          228          297          292        365
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/               27           55           55           55           55        204
                                                      -------      -------      -------      -------      -------    -------
    Fixed charges                                       5,351        9,378        9,164       10,911       10,797     10,657
Ford preferred stock dividend requirements e/              11           22          121           85          100        472
                                                      -------      -------      -------      -------      -------    -------
Total combined fixed charges
   and preferred stock dividends                      $ 5,362      $ 9,400      $ 9,285      $10,996      $10,897    $11,129
                                                      =======      =======      =======      =======      =======    =======
Ratios
------
  Ratio of earnings to fixed charges                      2.0          2.0          3.7 f/       1.9          1.6        1.6
  Ratio of earnings to combined fixed
   charges and preferred stock dividends                  2.0          2.0          3.6 f/       1.9          1.6        1.5

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Visteon is excluded from all amounts.

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a/ Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to Company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
f/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.